Exhibit 12.1

Volcano Corporation

Computation of Earnings to Fixed Charges Ratio

(Unaudited - in thousands)

	Years Ended December 31,					Nine month ended September 30,
	2011	2010	2009	2008	2007	2012	2011
Earnings (losses)

Income (loss) before income taxes	$18,103	$7,327	$(27,767)	$(13,085)	$(26,052)	$9,840	$10,355
Fixed charges	10,269	4,330	1,895	1,208	996	7,799	7,375

Less: capitalized interests	1,190	—	—	—	—	1,169	604
Total	27,182	11,657	(25,872)	(11,877)	(25,056)	16,470	17,126

Fixed Charges

Interest expense on indebtedness and amortization of deferred financing costs	$7,980	$2,192	$5	$113	$199	$6,180	$5,955
Interest component of rentals (1)	2,289	2,138	1,890	1,095	797	1,619	1,420
Total	10,269	4,330	1,895	1,208	996	7,799	7,375

Ratio of earnings to fixed charges	2.65	2.69	(13.65)	(9.83)	(25.16)	2.11	2.32

Excess (deficiency) of earnings available to cover fixed charges	$16,913	$7,327	$(27,767)	$(13,085)	$(26,052)	$8,671	$9,751

(1)	Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest and amortization of discount related to indebtedness.